

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCG CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 E KENNEDY BLVD, STE 325
(No. and Street)

TAMPA	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE DORMEYER (813) 226-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo Westlake & Company
(Name – *if individual, state last, first, middle name*)

1907 S Alexander St, Ste 2	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jacqueline Dormeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCG Capital Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY REID COMMISSION Number GG017319 EXPIRES Aug 1, 2020 Bonded thru Aaron Notary Notary Public, State of Florida

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCG CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2016

TABLE OF CONTENTS



RAULERSON CASTILLO WESTLAKE & COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of LCG Capital Advisors, LLC

We have audited the accompanying statement of financial condition of LCG Capital Advisors, LLC as of December 31, 2016, and the related statements of operations and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of LCG Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LCG Capital Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of LCG Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of LCG Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raulerson Castillo Westlake & Co

Raulerson Castillo Westlake & Company, PA
Plant City, Florida
February 20, 2017

LCG Capital Advisors, LLC
Statement of Financial Condition
December 31, 2016

Assets

Current assets

Cash	$	37,175
Due from affiliates		25
Total current assets		37,200

Other assets

Goodwill		45,600
Other assets		110
Total assets	$	82,910

Liabilities and Member's Equity

Current liabilities

Accounts payable and accrued expenses	$	2,952
Total current liabilities		2,952

Member's equity		79,958
Total liabilities and member's equity	$	82,910


LCG Capital Advisors, LLC
Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2016


Revenue		
Supervisory and finder's fees	$	-
Other income		-
		-
Operating expenses:		
Employee compensation and benefits		17,627
Professional fees		48,849
Other administrative expenses		20,227
Total operating expenses		86,703
Net loss		(86,703)
Member's equity, beginning of year		15,688
Capital Contributions		150,973
Member's equity, end of year	$	79,958



LCG Capital Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows provided by operating activities:		
Net loss	$	(86,703)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Decrease (increase) in:		
Other assets		584
(Decrease) increase in:		
Accounts payables and accrued expenses		243
Net cash used in operating activities		(85,876)
Cash flows provided by financing activities:		
Repayment of due to affiliates		(52,731)
Capital contributions		150,973
Net cash provided by financing activities		98,242
Net change in cash		12,366
Cash, beginning of year		24,809
Cash, end of year	$	37,175

Read the accompanying notes to the financial statements.

Note 1 – Nature of Operations and Going Concern

LCG Capital Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida limited liability company, formed on July 3, 2003 and is a wholly-owned subsidiary of LCG Capital Holdings, LLC ("LCG"). The Company's business primarily consists of assisting entities in obtaining financing and in merger and acquisition transactions.

The financial statements have been prepared on a going concern basis which assumes the Company will be able to meet all obligations. During 2016, the Company experienced a net loss and recorded no revenues. Given all obligations are due to entities under common control and the Company received capital infusions as needed to meet its operating needs, management is confident that the Company is able to continue to meet its obligations.

Note 2 – Restatement of Financial Statements

During 2016, the Company's financial statements for the years ended December 31, 2013-2015, were restated to reflect a change in the calculation of net capital as required by FINRA. Schedules I and II and Note 5 (Net Capital Requirement) were updated to reflect the Off Balance Sheet item discussed below. There was no effect on the Statement of Financial Condition, Statement of Operations and Changes in Member's Equity or the Statement of Cash Flows due to this restatement.

On March 22, 2013, Lender's Consulting Group, LLC, an affiliate of the Company through common ownership, entered into a 48-month loan agreement with GulfShore Bank to borrow $100,000. On August 19, 2014, the same entity opened a $500,000 business line of credit with GulfShore Bank. Due to an oversight by management, LCG Capital Advisors, LLC was included as a guarantor to the business loan and line of credit along with all of the Company's other related entities. Although the likelihood of the Company to have to make any payments on these loans was remote, the guarantees stipulated that the "Guarantor absolutely and unconditionally guarantees full and punctual payment and satisfaction of the indebtedness". In the unlikely event that the Company would have been held liable for these loans, the maximum amount of any such payments would have been equal to the amount then outstanding. In February 2016, the Company realized that it had been erroneously listed as a guarantor to the loan and moved to have the situation cured. On March 17, 2016, LCG Capital Advisors, LLC was formally released from both loans and presented with a Termination of Guarantees letter from GulfShore Bank.

As a result of this change, the Company was in violation of the SEC Uniform Net Capital Rule (Rule 15c3-1). This was cured in 2016 when the Company was released from the Guarantee. The Company is cooperating with FINRA and working toward a resolution of the violation. At this time, it is unknown what, if any, penalties might be levied by the regulators.

Note 3 – Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies are as follows:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Goodwill - Goodwill is tested for impairment on an annual basis.

Accounting Standards Update 2011-08 ("ASU 2011-08") allows the Company the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

As of December 31, 2016, based on management's assessment of the qualitative factors it was determined that the fair value of the Company's lone reporting unit more-likely-than-not exceeds its carrying amount. As such, management determined that there was no impairment of goodwill.

Revenue Recognition - The Company recognizes revenue from financing and merger and acquisition transactions in the form of engagement fees and success fees. Engagement fees are recognized as the related services are performed. Success fees are earned and recognized at the time a transaction is closed.

The Company also recognizes revenue from hourly consulting fees. Fees are collected in the form of monthly retainers and revenue is recognized as time is incurred on each engagement.

Income Taxes - The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported in the tax return of its parent company, LCG.

Management has evaluated the effect of the guidance provided by generally accepted accounting principles on accounting for uncertainty in income taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statements at December 31, 2016. LCG's federal income tax returns for its 2013 and subsequent tax years are subject to examination by the Internal Revenue Service for three years from their date of filing.

Note 4 – Related Party Transactions

The Company is owed $25 as of December 31, 2016 by a common control related entity. This receivable is due on demand and is non-interest bearing. The Company repaid $52,731 due to a related party affiliate for expenses paid on the Company's behalf in 2015.

Note 5 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. As of December 31, 2016, the Company had a net capital requirement and excess net capital of $5,000 and $29,223, respectively. The Company's aggregate indebtedness to net capital ratio was 863 to 1.

Note 6 – Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to subparagraph k(2)(i) of the Rule.

Note 7 – Subsequent Events

The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued. No events other than previously disclosed have occurred subsequent to December 31, 2016 through February 20, 2017 which would require adjustment to, or disclosure in the financial statements, other than previously disclosed.

Supplemental Information

LCG Capital Advisors, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Net capital

Total member's capital	$	79,958
Deductions:		
Non-allowable assets:		
Due from affiliates		(25)
Deposits		(110)
Goodwill		(45,600)
Net capital	$	34,223

Aggregate indebtedness

Accounts payable, accrued expenses and due to affiliates	$	2,952
Total aggregate indebtness	$	2,952

Computation of basic net capital requirement

Minimum net capital required based on aggregate indebtedness	$	197
Net capital required	$	5,000
Excess net capital	$	29,223
Ratio of aggregate indebtedness to net capital		8.63%

LCG Capital Advisors, LLC
Schedule II - Reconciliation Pursuant to Rule 17a-5(d)(4)
of the Securities and Exchange Commission
December 31, 2016

	Per Focus Report	Post Focus Report Filing Adjustments	Audited Financial Statements
Net capital:			
Total member's capital	$ 79,958		$ 79,958
Deductions:			
Other assets	45,735		45,735
Net capital	$ 34,223		$ 34,223
Aggregate indebtedness:			
Accounts payable and accrued expenses	2,952		2,952
Total aggregate indebtedness	$ 2,952		$ 2,952
Computation of basic net capital requirement			
Minimum net capital required based on aggregate indebtedness	$ 197		$ 197
Minimum net capital required	$ 5,000		$ 5,000
Excess net capital	$ 29,223		$ 29,223
Ratio of aggregate indebtedness to net capital	8.63%		8.63%

Read independent registered public accountanting firm report.



RAULERSON CASTILLO WESTLAKE & COMPANY

Certified Public Accountants and Consultants

Business Navigation

1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT

To the Board of Directors and Member
of LCG Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LCG Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which LCG Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) LCG Capital Advisors, LLC stated that LCG Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. LCG Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LCG Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo Westlake & Co
Raulerson Castillo Westlake & Company, PA
Plant City, Florida
February 20, 2017

www.rcwcpas.com

Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants



LCG ADVISORS

EXEMPTION REPORT

LCG Capital Advisors, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2016, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

JACQUELINE DORMEYER
Name

[signature]
Authorized Signature

CCO
Title

2/15/17
Date

201 E. Kennedy Blvd., Suite 325, Tampa, Florida 33602 ▪ P: 813-226-2800 ▪ www.lcgadvisors.com